Exhibit 99.1

Nanobiotix Announces Agreement in Principle to Restructure Existing Loan Agreement With European Investment Bank, Extending Operating Runway Into Q1 2024

  Debt restructuring supports corporate priorities by realigning debt obligations with expected development and commercialization timelines
  Execution of the definitive amendment is expected in Q4 2022 after finalization of legal documentation

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--September 12, 2022--Regulatory News:

NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced reaching an agreement in principle to restructure €30.7 million in outstanding debt obligations related to the Company’s 2018 loan agreement with the European Investment Bank (“EIB”).

“The European Investment Bank has shown an unwavering commitment to supporting potentially disruptive healthcare innovation in the European Union and this agreement in principle is a testament to their strength as a strategic partner,” said Bart Van Rhijn, chief financial officer, Nanobiotix. “In view of macroeconomic volatility and the impact on the overall biotechnology industry, Nanobiotix continues to prioritize lead registrational programs for NBTXR3 as a single agent activated by radiotherapy and in combination with checkpoint inhibitors for the treatment of head and neck cancer. Restructuring existing debt obligations to extend the maturity date of the loan will enable Nanobiotix to drive priority development programs in 2023 by extending operating runway an additional quarter. Combined with the committed access to capital available through our existing equity line, this provides Nanobiotix with the ability to extend its operating runway into the first quarter of 2024.”

The finance contract and royalty agreement established with the EIB in July 2018 consisted of an initial tranche of €16.0 million drawn in October 2018 and repayable in a single installment at maturity in 2023 and a second tranche of €14.0 million granted in March 2019 and repayable in semi-annual installments of principal and interest after a two-year grace period. The 2018 agreement also included a commitment to pay low single-digit royalties annually over a six-year period beginning in January 2021.

The agreement in principle is structured around Nanobiotix expected cash inflow from future non-dilutive value drivers including planned commercialization1 of NBTXR3 and potential partnerships. The agreement in principle allows for deferment of approximately €25.3 million in principal repayments up to June 2029 and approximately €5.4 million in payment-in-kind (PIK) interest payments up to October 2024. It also includes an additional €20.0 million payment with a due date in 2029 which could be accelerated based on potential cash inflow. The outstanding debt obligations will continue to accrue interest until the new maturity dates. The six-year royalty period included in the 2018 agreement is also being revised to commence upon commercialization.

Execution by the Company and EIB of a definitive amendment, expected in Q4 2022, is subject to finalization of the necessary documents and agreements.

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About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive early clinical results and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it, the risk that the Company and EIB will not reach definitive agreement with respect to the restructuring of the loan; the risk that the EIB may accelerate the loans under finance contract and its amendment upon the occurrence of customary events of default; the risk that Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 8, 2022 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 8, 2022, (a copy of which is available on www.nanobiotix.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 any commercialization of NBTXR3 is subject to the grant of a marketing authorization from a health authority, such as FDA

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

Global – LifeSci Advisors
Ligia Vela-Reid
+44 (0) 7413825310
Lvela-reid@lifesciadvisors.com